RED MOUNTAIN SECURITIES LLC

Statement of Financial Condition

December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70831

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Red Mountain Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10250 Constellation Blvd 23rd FL
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Betty Tao	212-751-4422	btao@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

60 CROSSWAYS PARK DRIVE WEST, SUITE301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Collar, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Red Mountain Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 2025

Signature: [signature]

Title: Co-Chief Executive Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Red Mountain Securities LLC
Index
December 31, 2024

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Management and Sole-Member
Red Mountain Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Red Mountain Securities LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Woodbury, NY
February 25, 2025

Red Mountain Securities LLC

Statement of Financial Condition
As of December 31, 2024

Assets		
Cash	$	317,303
Prepaid expenses and other assets		1,784
Total assets	$	319,087
Liabilities and Member's Equity		
Due to Parent	$	65,128
Deferred revenue		90,000
Accounts payable and other accrued expenses		33,500
Total liabilities		188,628
Member's Equity		130,459
Total liabilities and member's equity	$	319,087

The accompanying notes are an integral part of this financial statement.

Red Mountain Securities LLC

Notes to the Financial Statement
December 31, 2024

Note 1- Organization and Nature of Business

Red Mountain Securities LLC, (the "Company") is a wholly owned subsidiary of Red Mountain Capital Advisors LLC (the "Parent") and is a Limited Liability Company formed under the laws of the State of Delaware on November 5, 2021. The liability of the Parent for the losses, debts, and obligations of the Company is limited to its capital contributions. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and was approved on June 22, 2022 as a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business activities include advising on potential merger and acquisition ("M&A") opportunities and private placements in securities. The Company works exclusively with institutional investors.

Note 2- Summary of Significant Accounting Policies

Basis of Presentation
The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash
The Company considers all highly liquid investments with an original of three months or less when purchased to be cash equivalents. No cash equivalents were held at December 31, 2024.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue
Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Advisory Fee Income
Revenue from contracts with customers includes M&A and private placement fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for advisory fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate

Red Mountain Securities LLC

Notes to the Financial Statement
December 31, 2024

Note 2- Summary of Significant Accounting Policies (Continued)

Advisory Fee Income (Continued)
for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Revenue earned not received is recognized as fee receivable on the statement of financial condition.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company had no contract liabilities at January 1, 2024 and $90,000 at December 31, 2024.

Fee Receivable		
Balance, January 1, 2024	$	30,000
Balance, December 31, 2024	$	-

Deferred Revenue		
Balance, January 1, 2024	$	-
Additions		90,000
Balance, December 31, 2024	$	90,000

Expense Reimbursement Income
The Company incurs costs from time to time which, per the terms of the engagement letter, are reimbursable. These out-of-pocket costs include expenses such as travel and lodging. The Company considers the customer reimbursements of Company costs as part of the overall contract price, and subject to the same accounting guidance as any other variable consideration, as it is probable that a significant reversal of revenue will not occur. The cost the Company incurs are fulfillment costs. Therefore, typical out-of-pocket expenses and the reimbursement of such costs from the client are presented on a gross basis and are recognized as revenue at the point in time when such reimbursable costs are incurred.

Allowance for Credit Losses
The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

The Company had no receivable from the client as of December 31, 2024, and did not record any allowances for credit losses at December 31, 2024. The Company concluded it did not have an expected credit loss based on the nature and contractual life or expected life of the financial asset.

Income Taxes
The Company is a single-member limited liability company that, to the extent permitted by law, is treated as a "disregarded entity" for federal and state income tax purposes. The Company is included in the income

Red Mountain Securities LLC

Notes to the Financial Statement
December 31, 2024

Note 2- Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

tax return for the Parent. As such, the Company has reflected no tax expense in the financial statements attributable to the Company's stand-alone operations.

On December 18, 2019, the FASB issued Accounting Standards Update ("ASU") 2019-12, which modified ASC Topic 740, to simplify the accounting for income taxes. The ASU amends the guidance to specify that an entity is not required to allocate income tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority, but an entity may elect to do so. This guidance also clarifies that deferred taxes for single member limited liability companies in their standalone financial statements is no longer required.

ASC 740 also provides guidance regarding how certain tax positions should be recognized, measured, presented and disclosed in the financial statement. ASC 740 requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain positions as of December 31, 2024.

Note 3- Net Capital and Minimum Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2024, the Company had net capital of $128,675 which exceeded the required minimum net capital of $12,575 by $116,100. Aggregate indebtedness at December 31, 2024 totaled $188,628. The ratio of aggregate indebtedness to net capital was 1.47 to 1.

Note 4- Concentration of Credit Risk

As of December 31, 2024, the Company had no amounts receivable from customers.

As of December 31, 2024, the Company maintained its cash balance with a financial institution. From time to time, the cash balances at the financial institution may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000 per depositor. At December 31, 2024, the Company maintained $67,303 in excess of FDIC insurance limits. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk.

Note 5- Related Party Transactions

The Company has an Administrative Services Agreement ("ASA") with its Parent dated June 22, 2022, whereby the Parent pursuant to the agreement, allocates a proportional share of the covered expenses to the Company. In addition, the Company will reimburse the Parent for all direct and indirect expenses paid or otherwise incurred by the Parent on the Company's behalf.

As of December 31, 2024, the Company has an amount due to parent of $65,128. The Parent is responsible for any amounts owed relating to costs incurred by it in providing services on behalf of the Company.

Red Mountain Securities LLC

Notes to the Financial Statement
December 31, 2024

Note 5- Related Party Transactions (Continued)

The Company's operations and financial position could differ from those that would have been attained if these entities were unrelated.

Note 6 – Regulatory Matters

As a regulated securities broker dealer, from time to time, the Company may be involved in legal proceedings, investigations and regulatory examinations. Regulatory examinations and/or assessments are normal in the ordinary course of business.

Note 7 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of M&A advisory and private placements. The Company has identified its co-chief executive officer as the chief operating decision makers ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 8 - Subsequent Events

Management of the Company has evaluated subsequent events and transactions that have occurred since December 31, 2024, through the date of this report.